QUORUM VENTURES, INC.
                             2640 Tempe Knoll Drive
                        North Vancouver, British Columbia
                                 Canada V7N 4K6
                            Telephone: (604) 908-0233
                            Facsimile: (604) 986-4733

June 2, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:  Jay Ingram

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-119715

Further to your letter dated April 12, 2006, we provide the following responses:

Part II - Information Not Required in Prospectus

Exhibits

Legality Opinion

1. Revise to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Delaware [sic] Constitution, and report decisions interpreting those laws.

         We have filed a revised legal opinion as an exhibit to our registration statement that opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and decisions interpreting those laws.

2. We note the statement that the Shares are "currently validly issued, fully paid and non-assessable when sold after the effectiveness of the Registrations Statement." The statement is not clear given that the shares cannot be "currently" validly issued, fully-paid, and non-assessable when they have not been issued, which will only take place upon the sale of the securities pursuant to the underlying registration statement. Revise as appropriate.

         The revised legal opinion now states that the shares will be validly issued, fully paid and non-assessable when sold pursuant to the underlying Registration Statement when effective.

         Yours truly,

         /s/ Steven Bolton

         Steven Bolton, President
         QUORUM VENTURES, INC.